JIN SCHAUER & SAAD LLC
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(720) 888-2211              600 Seventeenth Street            (720) 889-2222
                          Denver, Colorado 80202-5427


                                 June 2, 2010


H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:  Promap Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 21, 2010
     File No. 333-163342

Dear Mr. Schwall:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated May 6, 2010 (the "Comment Letter") regarding Promap Corporation ("Promap" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Legal Proceedings, page 20

     1.  Please revise your disclosure to provide the information required by
Item 401(f) of Regulation S-K for the past ten years. If no such events occurred, please so state.

     We have added disclosure under Legal Proceedings that there have not been any such events during the last ten years.

Directors, Executive Officers, Promoters and Control Persons, page 21

Background Information About Our Officers and Directors, page 21-22

     2. On an individual basis for each director, enhance your disclosure to specifically state why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company, in light of the company's business and structure, as of the time that the registration statement was filed. Refer to Item 401(e)(1) of Regulation S-K.

     We have added the additional disclosure for the Company's two directors.

Customers, page 28

     3. We note your response to our prior comment seven and your related disclosure that your "prices are agreed to in advance" and that your rates are "periodically matched by the affiliates with third party rates and are determined to be comparable." In this regard, supplementally tell us the number of third parties determined to be comparable to you and how this determination was reached. Also explain the criteria used to determine that the affiliate rates are comparable to the third party rates.

     There are only a small number of competitors in the Company's market space, perhaps 5 or 6 that they are aware of. The different affiliates check their comparison rates independently and periodically with other vendors such as Pennwell, OGI and Digital Data.

     The criteria used to price the Company's custom maps is determined by quality, the number of informational layers, the complexity of GIS and geospatial data, the amount of time involved in drafting and creating computer files and size of the final product. Pricing for each element is determined in advance and agreed to prior to commencing production of each map.

     Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

                                    Very truly yours,

                                    JIN SCHAUER & SAAD LLC




                                    By /s/ Jon D. Sawyer
                                       Jon D. Sawyer